Exhibit 12

EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Six Months ended June 30,
	2010	2009
Earnings
Income before income taxes	$83	$113
Fixed charges	47	46
Total earnings available for fixed charges	$130	$159

Fixed charges
Interest and debt expense	$47	$46

Ratio of earnings to fixed charges	2.8	3.5

For purposes of computing these ratios, earnings means income before income taxes:
- fixed charges;
less
-allowance for funds used during construction, which was not material for the six months ended June 30, 2010 and 2009.

Fixed charges means the sum of the following:
- interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement;
- amortization of debt costs; and
- that portion of rental expense which we believe represents an interest factor, which was not material for the six months ended June 30, 2010 and 2009.